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Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Ramin Olson, Attorney-Advisor
Mara Ransom, Legal Branch Chief
James Allegretto, Senior Assistant Chief Accountant
Sarah Rottman, Assistant Chief Accountant

Re:	OpenTable, Inc.
Registration Statement on Form S-1 (Registration No. 333-157034)

Ladies and Gentlemen:

On behalf of OpenTable, Inc. (the “Company”), please find enclosed the supplemental documentation referenced in the Company’s response letter filed in connection with the above-referenced filing.  The enclosed documentation includes support for the Company’s statement that “based on…internal estimates…there are approximately 30,000 reservation-taking restaurants in North America that seat approximately 600 million diners.”

If you have any questions or comments with regard to these materials, please do not hesitate to contact me by telephone at (650) 463-3067.

*****

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

Enclosures

cc:	Jeffrey D. Jordan, OpenTable, Inc.
Matthew Roberts, OpenTable, Inc.
Kathleen M. Wells, Esq., Latham & Watkins LLP
Connie Y. Chen, Esq., Latham & Watkins LLP

Estimate of the Number of Reservation-Taking
Restaurants in North America

The National Restaurant Association (NRA) estimates that there will be a total of 945,000 restaurants in the United States in 2009.(1) This number, however, includes full-service restaurants that offer waiter or waitress service as well as “quick service” restaurants in which patrons generally order and pay at a cash register and other types of eating establishments such as cafeterias, caterers and snack bars. Similarly, Euromonitor International estimates that, as of the end of 2007, there were approximately 237,400 full-service restaurant locations in the United States.(2) For Mexico, the Cámara Nacional de la Industria de Restaurantes y Alimentos Condimentados (“CANIRAC,” National Chamber of the Restaurant Industry) estimates that there are a total of 243,000 food establishments in that country.(3) However, none of the estimates described above specify the number of reservation-taking restaurants, which comprise our target market.

Because our business focuses on reservation-taking restaurants, we developed an internal estimate of this market by leveraging the knowledge of our local sales force. We employ a direct sales force of over 30 account executives whose primary responsibility is to identify and prospect reservation-taking restaurants within their sales territories. To do this, members of the sales team gather leads from numerous sources. For example, they spend time in the field meeting with local restaurants and discovering new, neighboring restaurants, join local restaurant associations, review restaurant guidebooks such as Zagat, and analyze websites with local restaurant information such as CitySearch.com. The sales team inputs identifiable leads into our sales prospect database.

As a result of the work done by our sales force, our experience selling into the North American market and population data available from the most recent census, we estimate there are approximately 25,000 reservation-taking restaurants in the United States, approximately 3,200 in Mexico and approximately 2,500 in Canada. Because our direct sales force has researched and prospected in each of our sales territories, we believe we are the best source of this data, and as such, we have elected not to hire an outside service to estimate this figure.

Thus, our total estimate for North America comes to 30,700.

(1) National Restaurant Association, 2009 Industry Forecast, pp. 2-4.

(2) Euromonitor International: Country Sector Briefing, July 2008, Full-Service Restaurants — U.S., pp. 1 and 4.

(3) Statistics available on “CANIRAC,” National Chamber of the Restaurant Industry website.

Estimate of the Number of Diners Seated Annually in Reservation-Taking Restaurants in
North America

We calculate the number of diners seated through reservations annually in North American reservation-taking restaurants by multiplying our estimate of the number of restaurants in this market by the average number of diners seated through reservations at each restaurant each year. Specifically:

•                  We estimate that there are a total of 30,700 reservation taking restaurants in North America (see above).

•                  We estimate that reservation-taking restaurants in North America seat, on average, 1,685 diners through reservations each month. We arrive at this figure by combining known data gathered from our own restaurant customers with an estimate of reservations seated by prospective restaurant customers. For our own customers, we have information about the number of diners seated through reservations that we gather directly from ERBs. For non-customers, we estimate the average number of reservations they seat by extrapolating the historical data from our own restaurant customers.

Average number of diners seated through reservations per restaurant per month		1,685
Total reservation-taking restaurants in North America	x	30,700
Total diners seated through reservations per month at reservation-taking restaurants	=	51,729,500
	x	12
Yearly diners seated through reservations in North America	=	620,754,000